UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  _______

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No  X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom AG, Bonn
- ISIN no. DE0005557508 -
- Securities identification code 555 750 -

Invitation to the Company’s
Shareholders’ Meeting

We hereby invite our shareholders to attend the Company’s Shareholders’ Meeting to be held at the

TUI Arena, Expo Plaza 7, 30539 Hannover,

on Tuesday, April 26, 2005, starting at 10:00 a.m.

If it is not possible to get through the entire Agenda on this day the Shareholders’ Meeting will be continued

on Wednesday April 27, 2005, starting at 10:00 a.m.

at the same place.

This translation is for courtesy purposes only. The German original prevails.

Table of Contents

Item 1

Presentation of the approved annual financial statements and consolidated financial statements approved by the Supervisory Board as of December 31, 2004, the combined management report for Deutsche Telekom AG and the Group and the Supervisory Board’s report on the 2004 financial year.

Item 2	Resolution on the appropriation of net income.

Item 3	Resolution regarding approval of the Board of Management’s actions for the 2004 financial year.

Item 4	Resolution regarding approval of the Supervisory Board’s actions for the 2004 financial year.

Item 5	Resolution on the appointment of the independent auditor and the Group auditor for the 2005 financial year.

Item 6	Resolution authorizing the Company to purchase and use its own shares including use for exclusion of subscription rights.

Item 7	Election of State Secretary Volker Halsch as Member of the Supervisory Board.

Item 8	Election of Dr. Wolfgang Reitzle as Member of the Supervisory Board.

Item 9

Resolution on the authorization to issue convertible bonds and/or bonds with warrants (which can also each have dividend-related interest like a participating bond) under the revocation of the existing authorization and creation of additional contingent capital and amendment to the Articles of Incorporation as well as the option of excluding the subscription right.

Item 10	Resolution regarding approval to conclude a control agreement with MagyarCom Holding GmbH.

Item 11	Resolution regarding approval to conclude a control agreement with DeTeFleetServices GmbH.

Item 12	Resolution regarding approval to conclude a control agreement with DFMG Holding GmbH.

Item 13	Resolution regarding approval to conclude a control agreement with DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH.

Item 14	Resolution regarding approval to conclude a control agreement with DeTeAssekuranz - Deutsche Telekom Assekuranz-Vermittlungsgesellschaft mbH.

Item 15	Resolution regarding approval to conclude a control agreement with T-Punkt Vertriebsgesellschaft mbH.

Item 16	Resolution regarding approval to conclude a control agreement with Deutsche Telekom Training GmbH.

Item 17	Resolution regarding approval to conclude a control agreement with T-Systems International GmbH.

Item 18	Resolution regarding approval to conclude a control agreement with DeTeMedien, Deutsche Telekom Medien GmbH.

Item 19	Resolution regarding approval to conclude a control agreement with Carmen Telekommunikationsdienste GmbH.

Item 20	Resolution regarding approval to conclude a control agreement with Norma Telekommunikationsdienste GmbH.

Item 21	Resolution regarding approval to conclude a control agreement with Traviata Telekommunikationsdienste GmbH.

Item 22	Resolution regarding approval to conclude a profit and loss transfer agreement with MagyarCom Holding GmbH.

Item 23

Amendment of the Articles of Incorporation in line with the draft bill for the Law on Corporate Integrity and Modernization of the Right of Avoidance (UMAG - Unternehmensintegrität und Modernisierung des Anfechtungsrechts).

Reports to the Shareholders’ Meeting

Report regarding item 6 on the agenda: Report on the exclusion of subscription rights in the event of the sale of the Company’s own shares pursuant to §§ 71 (1) No. 8, 186 (4) sentence 2 AktG.

Report regarding item 9 on the agenda: Report on the exclusion of subscription rights when convertible bonds and/or bonds with warrants are issued (also insofar as these have dividend-related interest) pursuant to §§ 186 (4) sentence 2, 221 (4) sentence 2 AktG.

Participation

Agenda

1.  Presentation of the approved annual financial statements and consolidated financial statements approved by the Supervisory Board as of December 31, 2004, the combined management report for Deutsche Telekom AG and the Group and the Supervisory Board’s report on the 2004 financial year.

These documents are available for inspection in the business offices of Deutsche Telekom AG at the Company’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and on the Internet at

http://www.telekom.de

They will also be available for inspection during the Shareholders’ Meeting.

2.  Resolution on the appropriation of net income.

The Board of Management and Supervisory Board propose that the net income totaling €2,881,090,240,54 be used as follows:

Payment of a dividend of €0,62 for each individual dividend-bearing no par value share and carrying forward of the remaining balance to the new account.

Based on this proposed dividend, a dividend total resulting from the dividend-bearing capital stock of €10,675,798,676,48 on the day of publishing the annual financial statements (on February 22, 2005), divided up into 4,170,233,858 individual no par value shares, is € 2,585,544,991,96, and the retained profit brought forward is € 295,545,248,58.

The final amounts depend on the number of shares carrying dividend rights issued when the vote on the resolution on the appropriation of net income was taken. If the number of shares carrying dividend rights decreases, the amount to be carried forward to the new account increases accordingly. If the number of shares carrying dividend rights increases, the amount to be carried forward to the new account decreases accordingly.

The dividend is payable on April 28, 2005.

3.  Resolution regarding approval of the Board of Management’s actions for the 2004 financial year.

The Board of Management and the Supervisory Board propose the approval of the Board of Management’s actions for the 2004 financial year.

4.  Resolution regarding approval of the Supervisory Board’s actions for the 2004 financial year.

The Board of Management and the Supervisory Board propose the approval of the Supervisory Board’s actions for the 2004 financial year.

5.  Resolution on the appointment of the independent auditor and the Group auditor for the 2005 financial year.

The Supervisory Board proposes that PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young Deutsche AG Wirtschaftsprüfungsgesellschaft, Stuttgart, be jointly appointed as the independent auditor and Group auditor for the 2005 financial year, subject to the proviso that each auditor is able to conduct the audit alone if the other auditor should drop out for a reason for which the Company is not responsible.

6.  Resolution authorizing the Company to purchase and use its own shares including use for exclusion of subscription rights.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

a)              The Board of Management is authorized to purchase a total of 419,786,533 shares in the Company by October 25, 2006, which is slightly lessthan 10% of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Company which the Company has already purchased and still possesses or are to be assigned to it under §§ 71d and 71e AktG do not at any time account for more than 10% of the Company’s capital stock. This authorization may be exercised as a whole or in portions. The purchase can be carried out in partial tranches spread over various purchase dates within theauthorization period until the maximum purchase volume is reached. The shares may also be purchased by dependent Group companies of Deutsche Telekom AG as defined in § 17 AktG (German Stock Corporation Act) or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies ofDeutsche Telekom AG pursuant to § 17 AktG.

b)              The purchase is to take place without prejudice to the principle of equal treatment (§ 53a AktG) through the stock exchange or using a public purchase offer addressed to all shareholders.

(1) If the shares are purchased directly through the stock exchange, the equivalent value per share paid by the Company (without ancillary purchasing costs) may not be more than 5 % above or below the market price of the share determined by the opening auction on the trading day in Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system.

(2) If the shares are purchased through a public purchase offer to all shareholders, the purchase price offered or the limits of the purchase price range offered per share (without ancillary purchasing costs) may not be more than 20% above or below the average market price of the sharebetween the 9th and 5th trading day, established on the basis of the arithmetical average of the closing auction prices of the share in Xetra trading of Deutsche Börse AG, or a subsequent systemtaking the place of the Xetra system, on the 9th, 8th, 7th, 6th and 5th trading day before the date of the publication of the offer. The volume of the offer may be limited. If the offer is oversubscribed, acceptance must be by quotas. Provision can bemade for the preferential acceptance of small quantities of up to 100 shares offered per shareholder. The Securities Acquisition and Takeover Act (WpÜG) are to be taken into account, if and to the extent that they apply.

c)              The Board of Management is authorized to sell shares of Deutsche Telekom AG which are purchased based on the above authorization without prejudice to the principle of equal treatment (§ 53a AktG) again through the stock exchange.

d)              The Board of Management is authorized, with the consent of the Supervisory Board, to use shares of Deutsche Telekom AG acquired on the basis of the above authorization for the purpose of listing Company shares on foreign stock exchanges where they are not quoted.

e)              The Board of Management is authorized, with the consent of the Supervisory Board, to offer or grant shares of Deutsche Telekom AG acquired on the basis of the above authorization to third parties in the context of mergers or acquisitions of other companies, business units or interests in other companies including increasing existing investment holdings.

f)                The Board of Management is authorized, with the consent of the Supervisory Board, to redeem Deutsche Telekom AG’s shares purchased on the basis of the above authorization, without such redemption or its implementation requiring a further resolution of the Shareholders’ Meeting. The redemption shall lead to a capital reduction. With the consent of the Supervisory Board, the Board of Management may determine otherwise, i.e. that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to § 8 (3) AktG. In such a case, the Board of Management is authorized to adjust the number of shares stated in theArticles of Incorporation.

g)             The Board of Management is authorized to offer the shares of Deutsche Telekom AG, which are purchased on the strength of the authorization above, to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription rights and without prejudice to the principle of equal treatment of shareholders (§ 53a AktG).

h)             The Board of Management is authorized, with the consent of the Supervisory Board, to sell the shares purchased on the basis of the above authorization other than through the stock exchange or by offering them to all shareholders, ifthe shares purchased are sold at a price which is not significantly lower than the market price of Company shares of equal ranking on the date of sale. This authorization is limited to a maximum of 10% of Deutsche Telekom’s capital stock on thedate of the resolution on this authorization adopted by the Shareholders’ Meeting, i.e. to a maximum of €1,074,653,525.24 in total or – if this value is lower – 10% of the capital stock on the date of sale of the shares. The authorizedvolume decreases by the proportion of capital stock that relates to conversion and/or option rights and obligations from bonds issued since this authorization was granted, with subscription rights being excluded, analogous to § 186 (3)sentence 4 AktG.

i)                The Board of Management is authorized, with the consent of the Supervisory Board to use shares of Deutsche Telekom AG acquired on the basis of the above authorization to fulfill conversion and/ or option rights and obligations from convertiblebonds and/or bonds with warrants, granted by the Company on the basis of the authorization under item 9 on this Shareholders’ Meeting agenda.

j)                The Board of Management is authorized, withthe consent of the Supervisory Board, to use the shares acquired on the basis of this authorization for serving subscription rights to shares that holders of such subscription rights to shares of T-Online International AG are entitled to and who will be granted subscription rights to shares of Deutsche Telekom AG as a result of the merger of
T-Online International AG with Deutsche Telekom AG in accordance with the merger agreement of March 8, 2005.

k)            The subscription right of the shareholders isexcluded if the Board of Management usesshares of Deutsche Telekom AG in compliance with the authorizations above under c), d), e), h), i) and j). Furthermore, the Board of Management may, with the consent of the Supervisory Board, exclude the subscription right of shareholders for fractional amounts if shares in Deutsche Telekom AG are sold to the Company’s shareholders by offering them for sale according to g).

l)                The above authorizations can be used once orseveral times, individually or jointly, in whole or related to partial volumes of the shares purchased. The price at which shares of Deutsche Telekom AG are listed on such stock exchanges according to the authorization in d) or at which they are provided to third parties in accordance with the authorizations in c) and h) may not be more than 5% below the market price established by the opening auction in Xetra trading ofDeutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the day of the initial public offering or of the binding agreement with the third party. If on the day concernedno such market price is determined or is not determined by the time of the initial public offering or the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system shall be decisive instead.

m)          The authorization granted to the Board ofManagement under item 6 of the agenda by the Shareholders’ Meeting of Deutsche Telekom AG on May 18, 2004, to acquire its own shares, shall end when this new authorization takes effect; the provisions of the Shareholders’ Meetingresolution of May 18, 2004, on use of the Company shares acquired remain unaffected for shares acquired on the basis of this or previous authorizations. The provisions for use from this resolution apply in addition to the provisions for use for such shares that the Company acquired on the basis of previous authorizations by the Shareholders’ Meeting.

7.  Election of State Secretary Volker Halsch as Member of the Supervisory Board.

By order of Bonn Local Court of September 24, 2004, State Secretary Mr. Volker Halsch has been appointed a member of the Company’s Supervisory Board with effect from October 1, 2004, in lieu of Dr. Manfred Overhaus, who resigned from office with effect from September 30, 2004. He is now to be elected as a member of the Supervisory Board by the Shareholders’ Meeting.

The Supervisory Board therefore proposes

Volker Halsch, State Secretary at the Federal
Ministry of Finance, Berlin,

be elected to the Supervisory Board as a shareholder representative for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2009 financial year. He is thus to be elected not just for the remaining part of the original term of office of Dr. Manfred Overhaus, but for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the fourth financial year following the commencement of the term of office. The financial year in which the term of office commences is not counted.

Details on item 7 in accordance with § 125 (1) sentence 3 of the German Stock Corporation Act (AktG):

State Secretary Volker Halsch is member of the Deutschen Bahn AG Supervisory Board formed bylaw. Beyond this, State Secretary Volker Halsch is not a member of any other supervisory boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

8.  Election of Dr. Wolfgang Reitzle as Member of the Supervisory Board.

By order of Bonn Local Court of January 26, 2005, Dr. Wolfgang Reitzle has been appointed a member of the Company’s Supervisory Board with effect from February 10, 2005, in lieu of Dr. Wendelin Wiedeking, who resigned from office with effect from February 9, 2005. He is now to be elected as a member of the Supervisory Board by the Shareholders’ Meeting.

The Supervisory Board therefore proposes

Dr. Wolfgang Reitzle, Chairman of the Board of
Management of Linde AG, Wiesbaden,

be elected to the Supervisory Board as a shareholder representative for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2009 financial year. He is thus to be elected not just for the remaining part of the original term of office of Dr. Wendelin Wiedeking, but for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the fourth financial year following the commencement of the term of office. The financial year in which the term of office commences is not counted.

Details on item 8 in accordance with § 125 (1) sentence 3 AktG:

Dr. Wolfgang Reitzle is member of the following supervisory boards that must be formed by law:Allianz Lebensversicherungs AG, Stuttgart, and STILL GmbH, Hamburg. Beyond these, Dr. Wolfgang Reitzle is not member of any other supervisory boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

Details on items 7 and 8 in accordance with § 124 (2), sentence 1 AktG:

Pursuant to §§ 96 (1), 101 (1) of the AktG (Aktiengesetz - German Corporation Law) in conjunction with§ 7 (1) sentence 1 no. 3 of the Codetermination Law of 1976, the Supervisory Board of Deutsche Telekom AG is to be composed of ten members each of the shareholders and the employees. The Shareholders’ Meeting is not bound by recommendations for the election of the shareholder representatives nominated.

9.  Resolution on the authorization to issue convertible bonds and/or bonds with warrants (which can also each have dividend-related interest like a participating bond) under the revocation of the existing authorization and creation of additional contingent capital and amendment to the Articles of Incorporation as well as the option of excluding the subscription right.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

a)              Authorization to issue convertible bonds and/or bonds with warrants and to exclude the subscription right

(1) Authorization period, par value, number of shares, term, interest

The Board of Management is authorized, with the consent of the Supervisory Board, to issue on one or more occasions by April 25, 2010, bearer and/or registered convertible bonds and/orbonds with warrants (hereinafter also referred to as “bonds”) having a total par value of up to €5,000,000,000 with a term of up to 30 (thirty) years and to grant to the holders or creditors of bonds conversion or option rights for shares of Deutsche Telekom AG representing a proportionof the capital stock not to exceed €600,000,000, as more closely defined in the terms and conditions for the bonds. The bonds can also have variable interest, whereby the interest, as in a participating bond can depend partially or completely on the amount of the Company’s dividend.

(2) Currency, issued by companies in which Deutsche Telekom AG has a majority holding

The bonds may be issued both in euros and in the legal tender of an OECD country, to be limited to the equivalent of the price in euros. The bonds may also be issued by direct or indirect majority shareholdings of Deutsche Telekom AG (companies in which Deutsche Telekom AG has a direct or indirect majority share of the votes and capital), in which case, the Board of Management is authorized, with the consent of the Supervisory Board, to provide the guarantee for the bonds on behalf of the Deutsche Telekom AG and grant or guarantee the holders and creditors of such bonds conversion or option rights to new Deutsche Telekom AG shares.

(3) Conversion right

If convertible bonds made out to the bearer are issued, the bearers and, in the case of registered bonds, the creditors shall have the right to convert their bonds to shares in the Company in accordance with the terms of the convertible bonds. The conversion ratio shall be calculated by dividing the par value of an individual bond (partial bond) by the fixed conversion price for a Deutsche Telekom AG share. The conversion ratio may also be calculated by dividing the issue price of a partial bond, if it is lower than the par value, by the fixed conversion price for a Deutsche Telekom AG share. A provision can be made for the conversion ratio to be variable and for the conversion price (subject to item 7) to be set within a range to be decided on the basis of development of the price of the Deutsche Telekom AG share during the term of the bond. The conversion ratio may be rounded up or down to a whole number in anyevent and an additional cash contribution by the bearer or creditor of the partial bond may be specified. It can also be specified that fractional shares be consolidated and/or settled in cash. The proportion of capital stock represented by the shares issued upon conversion of a partial bond may not exceed the par value or the issue price of a partial bond, if it is lower than the par value.

(4) Option right

If bonds with warrants are issued, one or more warrants shall be attached to each partial bond which entitle the holder or creditor to subscribe to Deutsche Telekom AG shares in accordance withthe terms and conditions of the option. A provision can be made for the option price (subject to no. 7) to be set within a range to be decided on the basis of development of the price of the Deutsche Telekom AG share during the term ofthe bond with warrants. It may also be provided in the option terms that the option price can be reached also by transferring partial bonds and, where necessary, by payment of an additional contribution. The proportion of the capital stock represented by the shares that can be subscribed to in the case of each partial bond may not exceed the par value or the issue price of a partial bond, if it is lower than the par value. If fractional shares occur, a provision can be made for these fractional shares to be added up for subscription to whole shares in accordance with the terms and conditions of the bonds, or, where necessary, upon payment of an additional contribution. The maximum term of the option shall be 30 (thirty) years.

(5) Conversion obligation, option obligation

The terms and conditions of the bonds may also make a provision for a conversion or option obligation at the end of the term or earlier (hereinafter also referred to as “final due date”) or the right of Deutsche Telekom AG, when the final due date of the bond falls, to grant the creditor of a bond Deutsche Telekom AG shares completely or partially in lieu of payment of the amount due. In thiscase the conversion or option price in accordance with the terms and conditions of the bond will correspond to the average price of the Deutsche Telekom AG share in the closing auction in Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system during the ten trading days preceding or following the final due date, even if this average price is below the minimum average price stipulated under no. 7 (80%). In this case too, the proportion of the capital stock represented by the shares issued may not exceed the par value or the issue price of a partial bond, if it is lower than the par value. § 9 (1) AktG in conjunction with § 199 (2) AktG must be complied with.

(6) Cash payments, granting existing shares

Finally, the terms and conditions of the bond may stipulate that, in the event of conversion or exercise of options or after fulfillment of the conversion or option obligations, the Company will notgrant any Company shares, but rather will pay the equivalent value in cash which represents the average price of Deutsche Telekom AG shares in the closing auction in Xetra trading of Deutsche Börse AG or in a subsequent system taking theplace of the Xetra system, during the one to ten trading days before or after the conversion is declared or the option exercised or, in the case of conversion or option obligations, before or after the final due date, as specified in the terms and conditions of the bond. The terms and conditions of the bond may also stipulate that, in the event of conversion or exercise of options or after fulfillment of the conversion or option obligations, existing Company shares may be granted at the request of the Company instead of new shares from contingent capital.

(7) Conversion/option price, protection against dilution of capital

In the event of a variable conversion ratio or a variable conversion or option price, with the exception of the cases in which a conversion or option obligation is provided (above under no. 5), the conversion or option price determined for each share must be equivalent either to at least 80% of the average closing auction price of Deutsche Telekom AG shares in Xetra trading ofDeutsche Börse AG or in a subsequent system taking the place of the Xetra system over the ten trading days before the day on which the Board of Management adopts the resolution to issue convertible bonds or bonds with warrants (day of thefinal Board of Management resolution regarding the submission of an offer for sale of bonds or regarding the declaration of acceptance by the Company after a request to submit offers for sale) or, in the event of shareholders’ subscriptionrights being granted, to at least 80% of the average closing auction price of Deutsche Telekom AG shares in Xetra trading of Deutsche Börse AG or in a subsequent system taking the place of the Xetra system over the days on which the subscription rights for the convertible bonds or bonds withwarrants are traded on the Frankfurt am Main Stock Exchange, with the exception of the last two trading days on which the subscription rights were traded. § 9 (1) AktG shall remain unaffected.

Notwithstanding § 9 (1) of the German Stock Corporation Law, the conversion or option price shall be reduced pursuant to a dilution protection clause as defined more closely in the terms and conditions of the bond through payment of an appropriate cash amount by the Company when the conversion or option rights are exercised or when a conversion or option obligation is fulfilled or through a reduction of the additional cashcontribution by the holder or creditor of the partial bond or warrant. Such a reduction is possible in particular – but not only – if, during the conversion or option period, the Company increases the capital stock by granting its shareholders exclusive subscription rights or by increasing capital from retained earnings or further convertible bonds and/or bonds with warrants are issued or if other conversion or option rights or obligations are granted or guaranteed and holders or creditors of existing conversion and option rights or obligations are not granted a subscription right to which they would have been entitled had they exercised their conversion or option rights or fulfilled the conversion or option obligation. To the extent possible, the conversion ratio may also be adjusted to reduce the conversion or option price instead of the Company making a cash payment or reducing the additional cash contribution of the holder or creditor of the partial bond. The terms and conditions may also provide the adjustment of the conversion or options rights or conversion or option obligations in the event of a capital reduction or other extraordinary measures or events (such as special dividends, third parties gaining control). In all these cases, any adjustments are made pursuant to § 216 (3) AktG in such a way that, after the economic value of the conversion or options rights or obligations corresponds essentially with economic value of the conversion or option rights or obligations immediately before the measure that triggered the adjustment.

(8) Granting of subscription rights, exclusion of subscription rights

The bonds are to be taken over by one or several credit institutes or a consortium of credit institutes with an obligation to offer them to the shareholders for subscription. If the bonds are issued by adirect or indirect majority shareholding of Deutsche Telekom AG, Deutsche Telekom AG must ensure shareholders of Deutsche Telekom AG are granted subscription rights in accordance with the foregoing sentence.

With the consent of the Supervisory Board, the Board of Management is, however, authorized to exclude shareholders’ subscription rights to the bonds in the following cases:

•                  if the bonds are issued in return for a cash payment and the issue price of bonds is not significantly lower than the theoretical market value of the bonds determined in accordance with recognized financial methods. The authorization for excluding subscription rights only applies, however, to bonds with conversion or options rights or obligations to shares with a proportionate amount of up to 10% in total of Deutsche Telekom AG’s capital stock. The 10%-limit is calculated on the basis of the amount of capital stock on the date of theShareholders’ Meeting resolution regarding this authorization or – if the value is lower – on the issue date of the proposed authorization. The authorized volume decreases insofar as the Company’s own reacquired shares havebeen sold with subscription rights being excluded according to § 186 (3) sentence 4 AktG since authorization was granted

•                  for fractional amounts that arise as a result of the subscription ratio;

•                  insofar as it is necessary to grant holders or creditors of conversion or option rights already previously issued or holders or creditors ofbonds already issued which have conversion or option obligations, the subscription rights to which they would be entitled had they exercised their conversion or option rights or fulfilled their conversion or option obligations.

(9) Authorization to determine other details

Subject to the consent of the Supervisory Board, the Board of Management is authorized to determine the other particulars and terms of the bond issues, in particular the interest rate, issue price, maturity term and denominational units, terms and conditions of protection against dilution of capital, conversion or option period, other generally accepted market conditions and the conversionor option price within the given parameters or to determine such particulars in coordination with the executive bodies of the majority holdings of Deutsche Telekom AG issuing the convertible bonds or bonds with warrants.

b)              Revocation of the authorization granted by the Shareholders’ Meeting on May 29, 2001

The authorization granted to the Board of Management under item 11 on the agenda by the Shareholders’ Meeting on May 29, 2001, to issue convertible bonds and/or bonds with warrants, shall be revoked insofar as this authorization has not been made use of for the period from which it came into effect.

c)              Contingent capital increase

The capital stock is conditionally increased by up to €600,000,000 by issuing up to 234,375,000 new no-par value registered shares. The contingent capital increase serves the purpose, when conversion or option rights are exercised or when conversion or optionobligations arising as a result of convertible bonds or bonds with warrants issued according to the above authorization by a direct or indirect majority holding of the Company by April 25, 2010, are fulfilled, of granting shares to the holders or creditors of convertible bonds orwarrants attached to convertible bonds or to those persons obligated as a result of convertible bonds or bonds with warrants in accordance with the terms and conditions of the bond. The new shares shall be issued pursuant to the respective conversion or option price to bestipulated under a).

The contingent capital increase shall be implemented to the extent to which the holders or creditors of convertible bonds or warrants arising as a result of convertible bonds issued orguaranteed by Deutsche Telekom AG or itsdirect or indirect majority holding until April 25, 2010, on the basis of the authorization resolution granted by the Shareholders’ Meeting in April 2005 make use of their conversion or option rights or to the extent to which those obligated as a result of convertible bonds or bonds with warrants issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority holding on the basis of the authorization resolution granted by the Shareholders’Meeting in April 2005 and in effect until April 25, 2010, fulfill their conversion or option obligations, and the contingent capital is required in accordance with the terms and conditions of the bond. The new shares issued as a result ofthe exercising of conversion or option rights or the fulfillment of conversion or option obligations participate in the profits starting at the beginning of the financial year in which they are acquired. The Board of Management is authorized to determine any other details concerningthe implementation of the contingent capital increase. The Supervisory Board is authorized to change the wording of the Articles of Incorporation in accordance with each share issue.

d)              Amendment of the Articles of Incorporation

§ 5 of the articles of incorporation shall be supplemented by the following new (6) thereof:

“The share capital shall be conditionally increased by €600,000,000, divided into up to 234,375,000 no par value shares (contingent capital IV). The contingent capital increase shall be implemented only to the extent that

a) the holders or creditors of convertible bonds or warrants arising as a result of convertible bonds issued or guaranteed by Deutsche Telekom AGor its direct or indirect majority holding by April 25, 2010, on the basis of the authorization resolution granted by the regular Shareholders’ Meeting in April 2005 make use of their conversion rights or option rights, or

b)  those obligated as a result of convertiblebonds or bonds with warrants granted or issued by April 25, 2010, by Deutsche Telekom AG or its direct or indirect majority holding on the basis of the authorization granted by resolution of the regular Shareholders’ Meeting of April 2005, fulfill their conversion or option obligations

c)  and the contingent capital is required inaccordance with the terms and conditions of the bond.

The new shares shall participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights or the fulfillment of any conversion or option obligations. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine any other details concerning the implementation of the contingent capital increase.”

The existing (6) through (9) of § 5 of the Articles of Incorporation shall become (7) through (10) thereof.

10.  Resolution regarding approval to conclude a control agreement with MagyarCom Holding GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with MagyarCom HoldingGmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary).

In essence, the control agreement between Deutsche Telekom AG and the subsidiary contains the following:

•                  The subsidiary shall submit the management of its enterprise to Deutsche Telekom AG.

•                  Deutsche Telekom AG shall be entitled to give instructions to the management of the subsidiary with regard to how the subsidiary should bemanaged. The authority to give instructions shall not apply to the amendment, maintenance or termination of the actual control agreement.

•                  Pursuant to § 302 (1) AktG, Deutsche Telekom AG shall be obliged vis-à-vis the subsidiary to compensate any net loss for the year otherwise arisingduring the term of the agreement unless this was offset through amounts being taken from other retained earnings to which such amounts were appropriated during the term of the agreement.

•                  The subsidiary can – unless Deutsche Telekom AG is unable to make payments when due and enters into composition with its creditors to avoid insolvency proceedings or if the liability for compensation is subject to an insolvency plan – waive or settle by comparison the claim for compensation only three years after the date on which theentry of the end of the agreement in the Commercial Register in accordance with § 10 of the German Commercial Code (HGB) is considered public.

•                  The control agreement takes effect upon entry into the Commercial Register at the subsidiary’s registered office.

•                  The control agreement shall be concluded for an unlimited term and may only be terminated at the end of a financial year of the subsidiary. Retroactive rescission is not permissible.

•                  Furthermore, the parties are able to terminate the agreement for good cause. Good cause is especially the sale or contribution of the subsidiary byDeutsche Telekom AG or the merger, split-up, or liquidation of one of both parties.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting. The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG andMagyarCom Holding GmbH is approved.

11.  Resolution regarding approval to conclude a control agreement with DeTeFleetServices GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with DeTeFleetServicesGmbH, with its registered office in Bonn (formerly CAPE Vertriebs GmbH) (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording as the control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and DeTeFleetServices GmbH since January 1, 2002. The profit and loss transfer agreement may be terminated for the first time with effect from December 31, 2006, giving one month’s notice. If it is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to externalshareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting. The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG and DeTeFleetServices GmbH is approved.

12.  Resolution regarding approval to conclude a control agreement with DFMG Holding GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with DFMG Holding GmbH,with its registered office in Bonn (formerly MediaBroadcast GmbH) (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording as the control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreementwith MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and DFMG Holding GmbH since January 1, 2003. The profit and loss transfer agreement may be terminated for the first time by giving one’s month notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for five years.) If the profit and loss transfer agreement is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March

10, 2005, between Deutsche Telekom AG and

DFMG Holding GmbH is approved.

13.  Resolution regarding approval to conclude a control agreement with DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH.

On March 11, 2005, Deutsche Telekom AG concluded a control agreement with DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, with its registered office in Münster (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the samewording as the control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and DeTe Immobilien, Deutsche Telekom Immobilien GmbH since January 1, 2002. The profit and loss transfer agreement may be terminated for the first time with effect from December 31, 2006, giving one month’s notice. If it is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 11, 2005, between Deutsche Telekom AG and DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH is approved.

14.  Resolution regarding approval to conclude a control agreement with DeTeAssekuranz - Deutsche Telekom Assekuranz-Vermittlungsgesellschaft mbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with DeTeAssekuranz -Deutsche Telekom Assekuranz-Vermittlungsgesellschaft mbH, with its registered office in Monheim (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording as the control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and DeTeAssekuranz - Deutsche Telekom Assekuranz-Vermittlungsgesellschaft mbH since January 1,2003. The profit and loss transfer agreement may be terminated for the first time by giving one’s month notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law shall have existedfor the minimum period required for taxation purposes (as the legal situation now stands for five years.) If the profit and loss transfer agreement is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG andDeTeAssekuranz - Deutsche Telekom Assekuranz-Vermittlungsgesellschaft mbH is approved.

15.  Resolution regarding approval to conclude a control agreement with T-Punkt Vertriebsgesellschaft mbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with T-Punkt Vertriebsgesellschaft mbH, with its registered office in Bonn (formerly Papagena Telekommunikationsdienste GmbH) (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording as the control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and T-Punkt Vertriebsgesellschaft mbH since January 1, 2004. The profit and loss transfer agreement may be terminated for the first time by giving one’s month notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for five years). If the profit and loss transfer agreement is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting,Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG and T-PunktVertriebsgesellschaft mbH is approved.

16.  Resolution regarding approval to conclude a control agreement with Deutsche Telekom Training GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with Deutsche TelekomTraining GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording as the control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and Deutsche Telekom Training GmbH since January 1, 2003. The profit and loss transfer agreement may be terminated for the first time by giving one’s month notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for five years.) If the profit and loss transfer agreement is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG and DeutscheTelekom Training GmbH is approved.

17.  Resolution regarding approval to conclude a control agreement with T-Systems International GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with T-Systems International GmbH, with its registered office in Frankfurt/Main (formerly T-Systems ITS GmbH) (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording as the control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and T-Systems International GmbH since January 1, 2002. The profit and loss transfer agreement may be terminated for the first time with effect from December 31, 2006, giving one month’s notice. If it is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG and T-Systems International GmbH is approved.

18.  Resolution regarding approval to conclude a control agreement with DeTeMedien, Deutsche Telekom Medien GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with DeTeMedien, DeutscheTelekom Medien GmbH, with its registered office in Frankfurt/Main (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording asthe control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and DeTeMedien, Deutsche Telekom Medien GmbH since September 6, 1996. The profit and loss transfer agreement was concluded for the period up to the end of the fifth year following the year when it first took effect, and shall be extended in each case by one year unless it is terminated before the start of the final year of the term of the agreement.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG andDeTeMedien, Deutsche Telekom Medien GmbH is approved.

19.  Resolution regarding approval to conclude a control agreement with Carmen Telekommunikationsdienste GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with Carmen Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording as the control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and Carmen Telekommunikationsdienste GmbH since January 1, 2004. The profit and loss transfer agreement may be terminated for the first time by giving one’s month notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for five years). If the profit and loss transfer agreement is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG and CarmenTelekommunikationsdienste GmbH is approved.

20.  Resolution regarding approval to conclude a control agreement with Norma Telekommunikationsdienste GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with Norma Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording as the controlagreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10.

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and Norma Telekommunikationsdienste GmbH since January 1, 2004. The profit and loss transfer agreement may be terminated for the first time by giving one’s month notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for five years). If the profit and loss transfer agreement is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG and Norma Telekommunikationsdienste GmbH is approved.

21.  Resolution regarding approval to conclude a control agreement with Traviata Telekommunikationsdienste GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a control agreement with Traviata Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control agreement has the same wording as the control agreement with MagyarCom Holding GmbH; its essential content, with the exception of the names of the contracting party, is therefore identical to the essential content of the control agreement with MagyarCom Holding GmbH as described in item 10. In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and Traviata Telekommunikationsdienste GmbH since January 1, 2004. The profit and loss transfer agreement may be terminated for the first time by giving one’s month notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreementpursuant to § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for five years). If the profit and loss transfer agreement is not terminated, it shall be automatically extended for one further year with the same notice period.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The Shareholders’ Meeting of the subsidiary approved the conclusion of the control agreement.

The control agreement shall only come into effect subject to the approval of the Shareholders’ Meeting.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The conclusion of the control agreement of March 10, 2005, between Deutsche Telekom AG and Traviata Telekommunikationsdienste GmbH is approved.

Notes on items 10 through 21 on the agenda:

The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Company’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, as well as during the Shareholders’ Meeting: They are also available on Deutsche Telekom AG’s Internet site at

http://www.telekom.de

•                  the respective control agreements,

•                  the annual financial statements and consolidated financial statements as well as the combined management reports of Deutsche Telekom AG and the Group for the 2002, 2003, and 2004 financial years,

•                  the annual financial statements and – if available – the consolidated financial statements, management reports and group management reports of each subsidiary for the last three financial years insofar as the subsidiaries concerned had already commenced operations at these times,

•                  each report jointly prepared by the Board of Management of Deutsche Telekom AG and the respective Management of the subsidiary concerned.

22.  Resolution regarding approval to concludea profit and loss transfer agreement with MagyarCom Holding GmbH.

On March 10, 2005, Deutsche Telekom AG concluded a profit and loss transfer agreement with MagyarCom Holding GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). In essence, the agreement contains the following:

•                  The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. The profit is deemed to be the net income for the year which would have arisen with no transfer of profits, reduced by both any loss brought forward from the previous year and by the amount to be appropriated to the statutory reserves in accordance with § 300 AktG. The amount to be appropriated to the statutory reserve is limited to the amount required by law. Beyond that, commercially reasonable amountsand amounts permissible under commercial law can only be appropriated to other retained earnings (§ 272 (3) German Commercial Code) with the consent of Deutsche Telekom AG.

•                  Deutsche Telekom AG is required to compensateany net loss for the year arising for the subsidiary during the term of the agreement that cannot be compensated by withdrawing amounts from other retained earnings set up during the term of the agreement in accordance with § 302 (1) AktG.

•                  The subsidiary can – unless Deutsche TelekomAG is unable to make payments when due and enters into composition with its creditors to avoid insolvency proceedings or if the liability for compensation is subject to an insolvency plan – waive or settle by comparison the claim for compensation only three years after the date on which theentry of the end of the agreement in the Commercial Register in accordance with §10 of the German Commercial Code (HGB) is considered public.

•                  The profit and loss transfer agreement shall enter into force and apply retroactively as per January 1, 2005, upon entry in the Commercial Register at the subsidiary’s registered office.

•                  The agreement may be terminated for the firsttime by giving one’s month notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for five years.)

•                  If the agreement is not terminated, it shall be automatically extended for one further year with the same notice period. Furthermore, the parties are able to terminate the agreement for good cause. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of both contracting parties.

At the time of the conclusion of the control agreement and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary approved the conclusion of the profit and loss transfer agreement.

The Board of Management and the Supervisory Board thus propose the adoption of the following resolution:

The conclusion of the profit and loss transfer agreement of March 10, 2005, between Deutsche Telekom AG and MagyarCom Holding GmbH is approved.

Notes on item 22 on the agenda:

The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Company’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, as well as during the Shareholders’ Meeting: They are also available on Deutsche Telekom AG’s Internet site at

http://www.telekom.de

•                  the profit and loss transfer agreement,

•                  the annual financial statements and consolidated financial statements as well as the combined management reports of Deutsche Telekom AG and the Group for the 2002, 2003, and 2004 financial years,

•                  the annual financial statements of the subsidiary for the 2002, 2003, and 2004 financial years,

•                  the report jointly prepared by the Board of Management of Deutsche Telekom AG and the Management of the subsidiary concerned.

23.  Amendment of the Articles of Incorporation in line with the draft bill for the Law on Corporate Integrity and Modernization of the Right of Avoidance (UMAG – Unternehmensintegrität und Modernisierung des Anfechtungsrechts).

On November 17, 2004, the German Government brought forward the draft bill for the Law on

Corporate Integrity and Modernization of the Right of Avoidance (UMAG.) UMAG serves, among other things, to supplement § 131 (2) of the AktG, according to which the chair of the meeting can be authorized in the Articles of Incorporation to put a time limit on the shareholders’ right to speak and ask questions. UMAG is likely to come into force after the explanatory memorandum by the government on November 1, 2005. The Articles of Incorporation of Deutsche Telekom AG shall be amended in line with the future legal provisions on a timely basis prior to the next Shareholders’ Meeting. The Board of Management and Supervisory Board therefore recommend the adoption of the following amendment to the Articles of Incorporation:

§ 17 (2) of the Articles of Incorporation presently reads as follows:

“The Chairman shall run the meeting. He shall determine the order of discussion of agenda items as well as the manner and order of voting.”

A third sentence will be added to § 17 (2) of the Articles of Incorporation as follows:

“He may set an appropriate time limit for shareholders’ right to speak and ask questions; he can, in particular, appropriately determine the length of the Shareholders’ Meeting and the time allotted for discussing items on the agenda or for any individual questions or comments.”

The Board of Management shall be instructed not to enter the amendment to the Articles of Incorporation for registration at the Commercial Register until the provisions described above regarding the restriction of the right to speak and ask questions enter into force in a version that, apart from any slight editorial changes, substantially complies with the Bundesrat’s 03/05 official document in terms of content.

Reports to the Shareholders’ Meeting

Report regarding item 6 on the agenda: Report on the exclusion of subscription rights in the event of the sale of the Company’s own shares pursuant to §§ 71 (1) No. 8, 186 (4) sentence 2 AktG.

Item 6 on the agenda contains the proposal to authorize the Company to acquire up to 419,785,414 of its own shares – representing just under 10% of the capital stock – by October 25, 2006, pursuant to § 71 (1) No. 8 AktG. The existing authorization granted by the Shareholders’ Meeting on May 18, 2004, is due to expire on November 17, 2005, and should therefore be replaced.

The authorization in item 6 of the agenda serves to give Deutsche Telekom AG the opportunity of purchasing its own shares directly or indirectly throughdependent Group companies of Deutsche Telekom AG as defined in § 17 AktG or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG and resellingthese shares either through the stock exchange or by means of an offer sent to all shareholders. In addition, Deutsche Telekom AG should be able to use its own shares reacquired in order to list these shares on foreign stock markets on which the Company’s shares have not yet been listed. Furthermore, the Company should have the option of acquiring its own shares so that it can offer or grant these to third parties in the context of mergers or acquisitions of other companies, business units, or interests in other companies. Moreover, Deutsche Telekom AG should be able to sell its own shares, other than through the stock exchange or an offer to all shareholders to sell them for a cash payment, at a price which is not significantly lower than the market price.

Deutsche Telekom AG should be able to redeem its own shares without a renewed resolution of the Shareholders’ Meeting. In addition, it should also be possible to use the Company’s own shares to fulfill conversion and/or option rights and obligations from bonds issued by the Company on the basis of the authorization under item 9 on this Shareholders’ Meeting agenda. Instead of carrying out a capital increase, it may be appropriate to entirely or partially use the Company’s own shares to service the subscription rights to Company shares arising from these bonds. The authorization therefore provides for the Company’s own shares to be used in such a way. The subscription right for shareholders is excluded to this extent.

Finally, it should also be possible to use the Company’s own shares to fulfill subscription rights from stock options that holders of such subscription rights to shares of T-Online International AG are entitled to and who will be granted subscription rights to shares of Deutsche Telekom AG in the course of the merger of T-Online International AG with Deutsche Telekom AG in accordance with the merger agreement of March 8, 2005.

The subscription rights of the shareholders should be excluded if the Board of Management uses the reacquired shares of Deutsche Telekom AG with the approval of the Supervisory Board to list the Company’s shares on foreign stock exchanges on which the shares have not yet been listed. Deutsche Telekom AG is engaged in fierce competition on the international capital markets. For its future business development, it is of crucial importance that the Company be appropriately endowed with equity capital and have the opportunity to obtain equity capital on the market at all times and under appropriate conditions. For this reason, Deutsche Telekom AG is endeavoring to broaden its base of shareholders in other countries as well and to make investment in Company shares an attractive proposition. Deutsche Telekom AG needs to be able to tap into the world’s major capital markets. The price at which the Company’s own reacquired shares are introduced on foreign stock exchanges may not be more than 5% below the market price established by the opening auction in Xetra trading of Deutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the first day of listing. If on the day concerned no such market price is determined, or is not determined by the time of the initial public offering, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system shall be decisive instead.

The subscription rights of shareholders should also be excluded if the Board of Management offers or grants the reacquired Deutsche Telekom AG shares to third parties in the context of mergers or acquisitions of companies, business units, or interests in other companies, including increasing existing investment holdings, with the approval of the Supervisory Board. Deutsche Telekom AG is engaged innational and global competition. It must therefore always be in a position to act swiftly and flexibly on national and international markets. This includes the opportunity to improve its competitive position through mergers with other companies or the acquisition of companies, business units, and interests in companies. The optimal exploitation of an opportunity in the interest of shareholders and the Company involves, in individual cases, carrying out the merger or the acquisition of companies, business units, or interests in companies by offering the shares of the acquiring company. It has been seen in practice both on international and national markets that the shares of the acquiring company are often demanded as the consideration for attractive acquisitions. For this reason, Deutsche Telekom AG must be given the opportunity of having its own shares at its disposal so that it can offer these as a consideration in the context of mergers or acquisitions of other companies, business units, or interests in other companies. While, on the one hand, the approved capital in 2004 serves this purpose pursuant to § 5 (2) of the Articles of Incorporation of Deutsche Telekom AG, it should also bepossible to use the Company’s own reacquired shares as an acquisition currency.

The proposed authorization is designed to give Deutsche Telekom AG the leeway it requires to swiftly and flexibly exploit opportunities for mergers or the acquisition of companies, business units, or interests in other companies and in doing so to also provide its own shares as a consideration without increasing contingent capital where this is appropriate. To be able to carry out such transactions swiftly and with the necessary flexibility, the Board of Management needs to be authorized to grant its own shares, excluding the subscription rights of shareholders, with the consent of the Supervisory Board.

There are currently no specific plans to use the authorization as defined in item 6 in connection with the acquisition of companies. The Board of Management shall examine each case to decide whether toapply this authorization to use the Company’s own shares, to the exclusion of subscription rights, if specific opportunities for mergers or to acquire other companies, business units or interests in companies arise. The Board of Management shall only use the authorization if it is convinced that issuing Deutsche Telekom AG shares to make an acquisition is in the best interests of the Company. The Supervisory Board will only give the required consent to apply this authorization to use the Company’s own shares, excluding subscription rights, if it is likewise of this conviction.

Furthermore, pursuant to § 71 (1) no. 8 sentence 5 AktG in conjunction with § 186 (3) sentence 4 AktG, the Board of Management should be authorized to sell the reacquired shares of Deutsche Telekom AG, excluding the subscription rights of the shareholders, with this part of the capital stock accounting for no more than 10% of the capital stock, with the consent of the Supervisory Board if the Board of Management sells the reacquired shares of Deutsche Telekom AG other than through the stock exchange or an offer to all shareholders for a cash payment at a price which is not significantly lower than the market price of Company shares of equal ranking on the date of sale. The price determined during the opening auction in Xetra trading of Deutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the date of the binding agreement with the third party is deemed the decisive market price within the meaning of this provision. If on the day concerned no such market price is determined or is not determined by the time of the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in Xetra trading of Deutsche Börse AG or a subsequent systemtaking the place of the Xetra system shall be decisive instead. The final price at which Company shares are sold is set just before they are sold. Any reduction in price may not be more than 5% of the relevant market price.

This option of selling reacquired Company shares to the exclusion of subscription rights for cash payment serves the interests of the Company to attain the best possible offering price when selling its own shares. The option to exclude subscription rights in accordance with § 186 (3) sentence 4 AktG enables theCompany to take advantage of opportunities arising from the respective situation on stock markets and place shares quickly, flexibly, and cost-effectively. The amount realized by setting a price close to market levels results in a considerably higher inflow of cash than would be the case if shareholders were able to exercise their subscription rights, and therefore brings about the largest possible addition ofcapital resources. This leads to the best possible increase of capital resources in the interests of the Company and of all shareholders. Moreover, the elimination of the need to spend time and money processing subscription rights makes it possible for the Company to take advantage of short-term market opportunities to quickly raise shareholders’ equity and also to attract new groups of shareholders in Germany and abroad.

Although § 186 (2) sentence 2 AktG permits the announcement of the subscription price no later than three days before the expiry of the subscription period, this also entails a risk given the volatility of the stock markets, i.e., a risk of a price change over several days which can lead to safety margins being deducted when fixing the sales price and thus to conditions which are not in line with those of the market. In addition, the Company is unable torespond quickly to favorable market conditions if a subscription right is granted due to the length of the subscription period.

This option of selling Company shares on the best possible conditions and without a significant subscription rights markdown is especially important forthe Company because it must be able to swiftly and flexibly exploit its market opportunities that change rapidly and arise in new markets.

The proposed authorization is limited to a maximum of up to ten percent of the capital stock of the Company. The capital stock of the Company on the dateof the resolution of the Shareholders’ Meeting in April 2005 is decisive. Should the capital stock be reduced, for example through the redemption of reacquired Company shares, the amount of capital stock on the date of the sale of the shares is decisive. In calculating the limit of 10%, that proportion of capital stock shall be deducted that relates to conversion and/or option rights and obligations frombonds issued since this authorization was granted, with subscription rights being excluded, analogous to § 186 (3) sentence 4 AktG. Thus the 10% limit will be observed in respect of all authorizations where there is the option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG. Due to the fact that the authorization is limited to this level and the sales price for the Company’s shares to be granted has to be oriented to the market price, shareholders’ financial interests and voting rights are suitably safeguarded when Company shares are sold to third parties and shareholders’ subscription rights excluded on the basis of the provision in § 71 (1) no. 8 sentence 5 in conjunction with § 186 (3) sentence 4 AktG.

Furthermore, it should be possible to use reacquired shares to service subscription rights from stock options granted to holders of such rights at T-Online International AG in the course of the merger of T-Online International AG with Deutsche Telekom AG in accordance with the merger agreement of March 8, 2005. The Shareholders’ Meeting of T-Online International AG resolved on March 17, 2000 (2000 SOP), and on May 30, 2001 (2001SOP), respectively to offer a stock option plan for members of the Board of Management of T-Online International AG, members of the management bodies of its group companies and other senior executives/executives at T-Online International AG and its group companies (collectively known as“persons entitled to subscribe.”) As a result of the dissolution of T-Online International AG following the merger, these subscription rights to T-Online International AG shares can no longer be exercised. Once the merger comes into effect, Deutsche Telekom AG shall there–fore grant corresponding rights to Deutsche Telekom AG shares in accordance with § 23 of the Reorganization Act (UmwG.)

The option of granting the Company’s own shares to persons entitled to subscribe in order to fulfill subscription rights from stock options is an appropriateway of offsetting the dilution of capital stock and the voting right of shares, as could prove to be the case to some extent if subscription rights are fulfilled by creating new shares. Whether, and to what extent, the authorization to use the Company’s own shares to fulfill subscription rights is used shall be resolved by the Board of Management, subject to the consent of the Supervisory Board, with due consideration given to the interests of shareholders and the Company. In addition to issuing new shares or granting reacquired shares, the Company can, as an alternative, also opt for a cash settlement if options are exercised.

Further details on the subscription rights to T-Online International AG shares and the subscription rights to Deutsche Telekom AG shares granted to persons entitled to subscribe as part of the merger are provided in the merger agreement of March 8, 2005 and the related joint merger report of the Board of Management of T-Online International AG and the Board of Management of Deutsche Telekom AG which have been available for inspection by shareholders in the business offices of Deutsche TelekomAG at the Company’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, since the announcement of the Shareholders’ Meeting and will be available during the Shareholders’ Meeting, and are also published on Deutsche Telekom AG’s Internet site at:

http://www.telekom.de

On request, every shareholder will be sent a copy of the merger agreement and the merger report without delay and free of charge.

Finally, the Board of Management should be entitled to exclude shareholder subscription rights for fractional amounts with the consent of the SupervisoryBoard when offering the Company shares for sale to the shareholders of the Company. The exclusion of the subscription right for fractional amounts is required to enable the practical implementation of an offer to sell acquired Company shares to the shareholders. The Company shares excluded from the shareholders’ subscription rights as free fractional shares are realized by selling them on the stock exchange or in some other way at the best price available for the Company.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of the subscription right in the cases specified as justified andreasonable for the shareholders for the reasons given. The authorizations for usage as described above shall also apply to shares acquired by the company based on previous authorizations approved by the Shareholders’ Meeting.

The Board of Management shall report to the Shareholders’ Meeting on the details of any plans to make use of the authorization to reacquire Company shares.

Report regarding item 9 on the agenda: Report on the exclusion of subscription rights when convertible bonds and/or bonds with warrants are issued (also insofar as these have dividend-related interest) pursuant to §§ 186 (4) sentence 2, 221 (4) sentence 2 AktG.

The Board of Management was authorized by the Shareholders’ Meeting resolution of May 29, 2001, to issue on one or more occasions by May 28, 2006, bearer and/or registered convertible bonds and/or bonds with warrants having a total par value of up to €3,000,000,000. In view of the fact that this existing authorization has largely been used, a proposal shall be made to the Shareholders’ Meeting for the creation of a new authorization to issue convertible bonds and/or bonds with warrants (hereinafter also referred to as “bonds.”)

Issuing convertible bonds and/or bonds with warrants provides attractive financing options that are to be opened up once again by the proposed authorization. The possibility of attaching a conversion oroption obligation provides even greater room for designing this financing tool. The authorization gives the Company the flexibility it needs to tap the German capital market or, in particular, via majority holdings, the international capital market, depending on the market situation. The bonds can be issued in euros as well as in the legal tender of an OECD country.

The convertible bonds and/or bonds with warrants are, in principle, to be offered to the shareholders for subscription (§ 221 (4) AktG in connection with 186 (1) AktG). To the extent that it facilitate matters, use should be made of the option of issuing conversion bonds and/or bonds with warrants to a bank or consortium of banks with the obligation to offer shareholders the bonds in accordance with their subscription rights (indirect subscription right as defined in § 186 (5) AktG). The Board of Management is to be authorized to exclude fractional amounts with the consent of the Supervisory Board. Fractional amounts occur with regard to the respective volume of issues and the implementation of a practicable subscription ratio. The exclusion of subscription rights makes it easier to handle capital measures, in particular subscription rights of shareholders, in such cases.

In addition, the Board of Management is to have an option of being able to exclude the shareholders’ subscription rights, with the consent of the Supervisory Board, in order to grant the holders or creditors of conversion or option rights, or of convertible bonds or bonds with warrants with conversion or option obligations that have already been issued, a subscription right commensurate with what theywould be entitled to after exercising the conversion or option right or after fulfilling the conversion or option obligation. In the event that additional use is made of the authorization, the conversion and option price for holders/creditors of existing conversion rights, option rights or bonds with conversion or option obligations does not have to be reduced under the existing conversion and option terms and conditions. Overall, it is possible to increase the cashinflow with this approach. The issue price for shares must in each case, with the exception of bonds with conversion or option obligations, correspond to at least 80 % of the market price of the share determined just before the bonds are issued. The option of having a premium creates the prerequisite for taking the conditions on the capital market into account in the terms and conditions of the bond at the time of its issue.

Moreover, the Board of Management is to be authorized to exclude the shareholders’ subscription right, with the consent of the Supervisory Board, if the bonds are issued in return for cash at a price that is not significantly lower than the theoretical market value of the bonds determined in accordance with recognized, in particular, mathematical methods used in financial computations. By excluding the subscription right, the Company has an opportunity to tap capital markets quickly and at short notice, and by fixing conditions in line with the market, it is able to achieve better conditions when determining the interest rate, option, or conversion price and issue price of bonds. The warrant and conversion premiums obtained accrue to the Company. Setting conditions in line with those of the market and ensuring a smooth placement would only be possible to a limited extent when the subscription rights of shareholders are maintained. § 186 (2) AktG provides forthe publication of the subscription price (and thus, in the case of convertible bonds or bonds with warrants, of the terms and conditions of the bonds) up to three days before the end of the subscription period. This also entails a risk given the volatility of the stock markets - in particular, the risk of a price change over several days which can lead to safety margins being deducted when fixing the terms and conditions of the bonds and thus to conditions which are not in line with those of the market. The successful placement is also jeopardized, and in any event involves additional expenses, if a subscription right exists due to the uncertainty about whether this right will be exercised (subscription behavior). In the end, the Company is unable to respond quickly to favorable or unfavorable market conditions if a subscription right is granted due to the length of the subscription period; instead it is exposed to weakening share prices during the subscriptionperiod, which can lead to unfavorable conditions for the Company in raising shareholders’ equity.

If subscription rights are excluded in this case when convertible bonds and bonds with warrants are issued, the provisions of § 186 (3) sentence 4 AktG apply analogously pursuant to § 221 (4) sentence 2 AktG. In order to stay within the limit this provision stipulates for excluding subscription rights amounting to 10% of the capital stock, the issuance of new shares is limited to a proportionate amount of the Company’s capital stock of up to 10% as more closely defined in the resolution.

Under § 186 (3) sentence 4 AktG, the amount for which shares are issued may not be significantly lower than the stock market price. This is designed to prevent any significant economic dilution of the value of shares. Whether or not such a dilution effect has occurred can be determined by calculating the hypothetical market price of the convertible bonds or bonds with warrants according to recognized, in particular, financial methods, and comparing this with the issue price. If, after the compulsory Board of Management review, this issue price is only insignificantly lower than the hypothetical market price onthe date of the issue of convertible bonds or bonds with warrants, an exclusion of subscription rights is permissible for the purposes of § 186 (3) sentence 4 AktG. This ensures that shareholders are protected against an unreasonable dilution of the shares they hold. Since the authorization provides that the issue price may not be significantly lower than the calculated market price, the value of any subscription right would be virtually zero. Consequently, shareholders do not suffer any significant economic disadvantage as a result of the exclusion of the subscription right. If the Board of Management considers it appropriateto ask for competent advice in certain situations, it can apply to third parties for support. Any consortium bank involved in the issue therefore has a suitable means of ensuring that a significant dilution of the share value is not to be expected. This can also be confirmed by an independent bank or audit company or by some other expert. Quite apart from thisexamination by the Board of Management, a bookbuilding procedure also ensures that the terms and conditions will be set in line with those on the market, thus preventing a significant dilution of the value. In this procedure, the convertible bonds or bonds with warrants are not offered at a fixed issue price; rather the issue price or the individual terms and conditions of the convertible bonds or bonds with warrants, such as interest rate and conversion or option price, are determined on the basis of the purchase requests submitted by investors. This allows the total value of the bond to be determined in line with market prices. All these measures ensure that the value of Company shares is not significantly diluted as a result of the exclusion of subscription rights.

Moreover, shareholders have the option of maintaining their share of the Company’s capital stock at any time, even after exercising conversion or option rights or obligations, by purchasing shares on the stock exchange. On the other hand, the authorization to exclude subscription rights allows the Company to fix terms and conditions at market level, to achieve the highest possible security in terms of placement and to take advantage of attractive market conditions at short notice.

Contingent capital is required in order to meet needs for the Company’s shares in the case of conversion rights, option rights, or conversion or option obligations related to the convertible bonds and/or bonds with warrants, insofar as these shares are required pursuant to the terms and conditions of the bond.

Participation in the Shareholders’ Meeting

Those shareholders who are entered in the shareholders’ register as shareholders of the Company and whose attendance registration has been received by the Company no later than by Tuesday, April 19, 2005, are entitled to participate in the Shareholders’ Meeting and to exercise their voting rights at the Shareholders’ Meeting pursuant to § 16 of the Articles of Incorporation.

Shareholders who are entered in the shareholders’ register can register for the Shareholders’ Meeting by writing to Deutsche Telekom AG at the Company’s registered office or directly to the following address:

Hauptversammlung 2005

Deutsche Telekom AG

60204 Frankfurt am Main, Germany

by fax to the following number

+ 49 (0) 228 – 181 78879

or electronically at the Internet address

http://www.agm-telekom.de

Shareholders who are entered in the shareholders’ register and intend to exercise their voting rights at the Shareholders’ Meeting can request that an admission ticket be sent to them when they register via one of the above addresses. Furthermore, they can have their voting rights exercised at the Shareholders’ Meeting by a party authorized to do so, for example, by a bank, a shareholders’ association, or the proxies provided by the Company. If neither a bank nor a shareholders’ association is to be granted authorization, the proxy authorization must be provided in writing or via the above Internet address.

We will inform our shareholders of the details for voting by proxy and issuing instructions and provide forms for this purpose when the invitations are sent out.

Counter-motions on Board of Management or Supervisory Board proposals concerning a specific item on the agenda, and nominations for the election of the independent auditor or for the election of a member to the Supervisory Board can be sent to the following address:

Deutsche Telekom AG

Zentralbereich Investor Relations

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

Fax: + 49 (0) 228 181-88259

E-mail: countermotions.bonn@telekom.de

Motions and nominations for elections sent to any other address will not be taken into account when nomination notifications are made accessible in accordance with §§ 126, 127 AktG. We shall announce motions and nominations for election that must be made accessible that have been received from shareholders by no later than midnight on Tuesday, April 12, 2005,

including the name of the shareholder, the reasons and any management comments, at the following Internet address:

http://www.telekom.de

Owners of American Depositary Shares (ADS) who intend to take part in the Shareholders’ Meeting can register via: Citibank N.A., New York, N.Y., USA. Shareholders who hold their shares in Japan through Japan Securities Clearing Corporation and who wish to exercise their right to vote should get in touch with Sumitomo Trust & Banking Co. Ltd., Tokyo, Japan.

On request, every shareholder will be sent a copy of the documents, which will also be available for inspection at the Shareholders’ Meeting, without delay and free of charge.

These documents can also be retrieved from the Internet at

http://www.telekom.de

According to the resolution adopted by the Board of Management and the Supervisory Board, the Shareholders’ Meeting will be transmitted live at full length on the Internet at

http://www.telekom.de/hv-live

pursuant to § 15 (2) of the Articles of Incorporation.

Bonn, March 2005

Deutsche Telekom AG

The Board of Management

Information pursuant to § 128 (2) AktG

Members of the Board of Management or employees of Deutsche Telekom AG are members of the supervisory board of the following banks:

PSD Bank Rhein-Neckar-Saar e.G.

PSD Bank Koblenz e.G.

Deutsche Bank AG, Frankfurt

Members of the Board of Management or employees of Deutsche Telekom AG are members of the board of directors of the following banks:

Dresdner Bank Luxemburg S.A. until April 2004

Banks that belonged to a consortium that underwrote the most recent issue of securities of the Company within the last five years:

Daiwa Securities SB Capital Markets Co., Ltd.

Mizuho Securities Co., Ltd.

Deutsche Securities Limited, Tokyo Branch

Nikko Salomon Smith Barney Limited

Tokyo-Mitsubishi Securities Co., Ltd.

Chase Securities Inc.

Goldman, Sachs & Co.

Lehman Brothers Inc.

Morgan Stanley & Co. Incorporated

Citibank International plc

Credit Suisse First Boston (Europe) Limited

Deutsche Bank AG

Dresdner Bank AG

Bayrische Hypo- und Vereinsbank AG

Commerzbank AG

Goldman Sachs International

Merrill Lynch International

J.P. Morgan Securities Ltd.

UBS AG

Credit Agricole Indosuez

Morgan Stanley Dean Witter

Schroder Salomon Smith Barney

ABN Amro

BNP Paribas

Westdeutsche Landesbank Girozentrale

DZ Bank

HSBC Trinkaus & Burkhardt KgaA

Barclays

Bayrische Landesbank Girozentrale

Landesbank Baden-Württemberg

Bankgesellschaft Berlin

S.G. Investment Banking

Bank of America

Banco Bilbao Vizcaya Argentaria SA

Carloto Intesabai-Sim

Société Générale

Warburg Dillon Read AG

CDC Marchés

Santander

Toronto-Dominion

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: March 17, 2005